06002691

SECURITIE... Washington, D.C. 20549

RECEIVED FEB 27 2006 SEC MAIL PROCESSING SECTION WASH., D.C. 213

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 65683

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/01/05 (MM/DD/YY) AND ENDING 12/31/05 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: CW Securities, LLC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

8848 Cedar Springs Road, Suite 4000
(No. and Street)

Knoxville, TN 37923
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Jerome A. Pope (865) 690-9886
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Bible Harris Smith, P.C.
(Name – *if individual, state last, first, middle name*)

507 W Clinch Avenue (Address) Knoxville (City) TN (State) 37902-2104 (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
APR 21 2006
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

4/20/06

OATH OR AFFIRMATION

I, Jerome A. Pope, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of CW Securities, LLC, as of December 31, 2005, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Signature

PRESIDENT

Title

Notary Public

MELISSA K. CHRISTOPHER STATE OF TENNESSEE NOTARY PUBLIC KNOX COUNTY

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☐ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☒ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☐ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.
- X (o) Independent Auditor's Report on Internal Accounting Control

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

CW SECURITIES, LLC

FINANCIAL STATEMENTS

DECEMBER 31, 2005

CW SECURITIES, LLC
YEAR ENDED DECEMBER 31, 2005

CONTENTS

Bible Harris Smith, P.C.

Certified Public Accountants and Business Advisors Since 1949

507 West Clinch Avenue
Knoxville, TN 37902-2104
Phone: 865-546-2300
Fax: 865-525-7454
E-mail *name*@BHSpc.com

Member of the AICPA Peer Review Program
Member of the Tennessee Society of Certified Public Accountants

INDEPENDENT AUDITOR'S REPORT

To The Members
CW Securities, LLC
Knoxville, Tennessee

We have audited the accompanying statement of financial condition of CW Securities, LLC, as of December 31, 2005 and the related statements of income, changes in members' equity, and cash flows for the year then ended that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of CW Securities, LLC, at December 31, 2005, and the results of its operations and its cash flows for the year then ended in conformity with accounting principles generally accepted in the United States of America.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The information contained on pages 10 through 11 is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplementary information required by rule 17a-5 under the Securities Exchange Act of 1934. Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Bible Harris Smith, P.C.

Bible Harris Smith, P.C.

Knoxville, Tennessee
February 9, 2006

CW SECURITIES, LLC
STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2005

ASSETS

CURRENT ASSETS	
Cash and Cash Equivalents	$ 35,319
Commissions Receivable	77,458
Total Current Assets	112,777
Office Furniture and Computer Equipment	10,000
Accumulated Depreciation	(6,000)
Net Property and Equipment	4,000
TOTAL ASSETS	$ 116,777

LIABILITIES AND MEMBERS' EQUITY

LIABILITIES	
Commissions Payable	$ 69,712
Accrued Liabilities	17,749
Total Current Liabilities	87,461
MEMBERS' EQUITY	29,316
TOTAL LIABILITIES AND MEMBERS' EQUITY	$ 116,777

The accompanying notes are an integral part of these financial statements.

CW SECURITIES, LLC
STATEMENT OF INCOME
YEAR ENDED DECEMBER 31, 2005

REVENUE	
Variable Insurance and Annuities Commissions	$ 1,156,183
Private Placement Commissions	829,700
Fees from Advisory Services	210,819
Mutual Fund Commissions	154,087
TOTAL REVENUES	2,350,789
OPERATING EXPENSES	
Commissions	2,319,499
Contract Personnel and Office Expense	9,951
License, Registration and Fees	9,128
Legal and Professional Fees	4,650
Depreciation	2,000
Insurance and Bonding	1,367
Charitable Contributions	1,350
Other Operating Expenses	1,228
TOTAL OPERATING EXPENSES	2,349,173
NET INCOME (LOSS)	$ 1,616

The accompanying notes are an integral part of these financial statements.

CW SECURITIES, LLC

STATEMENT OF CHANGES IN MEMBERS' EQUITY

BALANCE - DECEMBER 31, 2004	$	27,700
NET INCOME (LOSS) - 2005		1,616
BALANCE - DECEMBER 31, 2005	$	29,316

The accompanying notes are an integral part of these financial statements.

CW SECURITIES, LLC
STATEMENT OF CASH FLOWS
YEAR ENDED DECEMBER 31, 2005

CASH FLOWS FROM OPERATING ACTIVITIES	
Net Income (Loss)	$ 1,616
Adjustments to Reconcile Net Income (Loss) to Net Cash Provided By (Used In) Operating Activities:	
Depreciation Expense	2,000
(Increase) Decrease in Assets	
Commissions Receivable	(66,986)
Increase (Decrease) in Liabilities	
Commissions Payable	60,287
Accrued Liabilities	16,749
NET CASH PROVIDED BY (USED IN) OPERATING ACTIVITIES	13,666
CASH AND CASH EQUIVALENTS - BEGINNING OF YEAR	21,653
CASH AND CASH EQUIVALENTS - END OF YEAR	$ 35,319

The accompanying notes are an integral part of these financial statements.

Note 1 - Significant Accounting Policies

The following is a summary of significant accounting policies followed in the preparation of these financial statements. These policies conform to accounting principles generally accepted in the United States of America applicable to brokers and dealers in securities, and have been applied on a consistent basis.

Nature of Activities - CW Securities, LLC (Company) was organized on December 10, 2001, under the laws of the State of Tennessee with an operating agreement in place on February 1, 2002. The State of Tennessee approved a name change to CW Securities, LLC as of November 6, 2002 from the previously registered name of Capital Wealth Securities, LLC. For some time period, the Company used the name Capital Wealth Group, LLC. The Company is registered as an investment advisory firm with the State of Tennessee. On March 26, 2003, the Company was granted membership in the National Association of Securities Dealers, Inc., (NASD). The Company sells various investments to its clients who are located in states throughout the eastern region of the United States.

The Company is member-managed and, in accordance with the operating agreement, will continue to operate for 30 years (December 21, 2031), unless earlier termination is elected.

Basis of Presentation - The financial statements are prepared using the accrual method of accounting and accounting practices applicable to brokers and dealers in securities.

Income Taxes - The Company is not a taxpaying entity for federal income tax purposes, and no income tax expense has been recorded in the statements. Income of the Company is taxed to the members and included in their individual returns. Tennessee state income tax applicability is limited to investment income as its earnings from operations are subject to self employment tax by its members. State income tax, if any, is minimal.

Cash and Cash Equivalents - For purposes of reporting cash flows, the Company considers money market accounts and Certificates of Deposit (CD) to be cash equivalents. Any highly liquid debt instruments purchased with a maturity of three months or less are also considered to be cash equivalents. At year end, the Company held one $10,000 CD which matures in September 2006.

Property and Equipment - Property and equipment was donated by the organizing member during 2003. The additions were capitalized at estimated fair market value consisting of office furniture valued at $8,500 and computer equipment of $1,500. The property and equipment is depreciated on a straight line basis over five years.

Estimates - The preparation of financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the reporting period. Actual results could differ from these estimates.

Note 2 - Subordinated Liabilities

At December 31, 2005 there were no liabilities which were subordinated to claims of general creditors.

Note 3 - Related Party Transactions

The Company engages in transactions with its members and a business controlled by the organizing member.

An investment advisory firm owned by the organizing member of the Company provides facilities, personnel and office supplies. Payments of approximately $8,000 were made by the Company to the member for these services.

During 2005, commissions and fees totaling approximately $1,245,000 were paid to the Company's members, including $6,100 accrued at year end.

Note 4 - Net Capital Requirements

The Company is subject to the Uniform Net Capital requirement of the Securities and Exchange Commission under rule 15c3-1, which requires a minimum net capital of the greater of $5,000 or 6 2/3% of aggregate indebtedness, both terms as defined by the rule. The minimum net capital requirement may restrict the payment of dividends. At year end, the Company's net capital amounted to $25,316 and exceeded the capital requirement by $19,485.

The Company's net capital ratio (ratio of aggregate indebtedness to net capital) may not exceed 15 to 1. The actual net capital ratio at year end was 3.45 to 1.

SUPPLEMENTARY INFORMATION

CW SECURITIES, LLC
COMPUTATION OF NET CAPITAL UNDER RULE 15c3-1
OF THE SECURITIES AND EXCHANGE COMMISSION
YEAR ENDED DECEMBER 31, 2005

Total Members' Equity (From Statement of Financial Condition)	$ 29,316
Nonallowable Assets and Adjustments: Net Book Value of Property and Equipment	(4,000)
NET CAPITAL	$ 25,316
AGGREGATE INDEBTEDNESS	$ 87,461
Minimum Net Capital Required (Greater of $5,000 or 6 2/3% of Aggregate Indebtedness)	$ 5,831
Excess Net Capital	$ 19,485
Excess Net Capital at 1000%	$ 16,570
Ratio of Aggregate Indebtedness to Net Capital	3.45 to 1

RECONCILIATION WITH COMPANY'S COMPUTATION (INCLUDED IN PART II OF FORM X-17A-5):

Net Capital, as reported in unaudited Part IIA of the Focus Report	$ 25,370
Unreconciled Difference	(54)
NET CAPITAL per ABOVE	$ 25,316

CW SECURITIES, LLC
EXEMPTION FROM REQUIREMENTS PURSUANT TO RULE 15c3-3
DECEMBER 31, 2005

The Company claims exemption from rule 15c3-3, based upon section (k)(2)(i) – "Special Account for the Exclusive Benefit of Customers" maintained.

Bible Harris Smith, P.C.

Certified Public Accountants and Business Advisors Since 1949

507 West Clinch Avenue
Knoxville, TN 37902-2104
Phone: 865-546-2300
Fax: 865-525-7454
E-mail *name*@BHSpc.com

Member of the AICPA Peer Review Program
Member of the Tennessee Society of Certified Public Accountants

To The Members
CW Securities, LLC
Knoxville, Tennessee

In planning and performing our audit of the financial statements and supplemental schedules of CW Securities, LLC, (the Company) for the year ended December 31, 2005 we considered its internal control, including control activities for safeguarding securities, in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control.

Also, as required by Rule 17a-5(g)(1) of the Securities and Exchange Commission (SEC), we have made a study of the practices and procedures followed by the Company including tests of such practices and procedures that we considered relevant to the objectives stated in Rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of Rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons and recordation of differences required by Rule 17a-13.
2. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System.
3. Obtaining and maintaining physical possession or control of all fully paid and excess margin securities of customers as required by Rule 15c3-3.

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of controls and of the practices and procedures referred to in the preceding paragraph, and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of internal control and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in conformity with generally accepted accounting principles. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in internal control or the practices and procedures referred to above, error or fraud may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control would not necessarily disclose all matters in internal that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one of more of the internal control components does not reduce, to a relatively low level, the risk that misstatements caused by error or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control, including control activities for safeguarding securities that we consider to be material weaknesses as defined above that NASD has not been made aware.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2005, to meet the SEC's objectives.

This report is intended solely for the information and use of the members, management, the SEC, NASD, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Bible Harris Smith, P.C.

Bible Harris Smith, P.C.

Knoxville, Tennessee
February 9, 2006